Mail Stop 4561

	October 11, 2007



C. Michael Kojaian
Chairman of the Board
Grubb & Ellis Company
500 West Monroe Street, Suite 2800
Chicago, IL 60661


Re:	Grubb & Ellis Company
      Amendment No. 2 to Registration Statement on Form S-4
      Filed on September 28, 2007
      File No. 333-144306

Dear Mr. Kojaian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comparative Per Share Market Price and Dividend Information, page
47

1. Please revise your disclosure to provide specific historical evidence of how the Company has determined that it will be able to pay and sustain an annual dividend of $0.41 per share. We are unclear how applying the conversion ratio to the historical dividend rate of $0.36 provides such evidence as it appears from your calculation of pro forma EPS that there will be a greater, not fewer, amount of shares outstanding after the merger. Further, we are unsure how the pro forma net earnings for the six months ended June
30, 2007 provide sufficient evidence nor is it clear how you determined that dividends for the six months ended June 30, 2007 would have been $13.4 million.

NNN Realty Advisors` Management`s Discussion and Analysis of
Financial Condition and Results of Operations

Overview and Background, page 66

2. We note your response to comment 11. However, we reissue the comment in part. The revenues from your programs appear to be subject to the life cycles of each of these programs, including different levels of revenues depending on whether the program is in the offering stage, operational stage or liquidating stage. Please expand your overview to address how the life cycles impact your revenues and briefly discuss the life cycles of the current programs.

Related Party Transactions, page 178
3. We note your response to comment 13. However, we reissue the comment in part. Please disclose why the board paid retention bonuses to non-employees. For example, if the advisor which actually employed these persons was not receiving fees from the REIT during the liquidation period and thus was not compensating these persons for any work they performed for the benefit of the REIT, please disclose this fact as the rationale for the retention bonuses.

Financial Statements

NNN Realty Advisors, Inc

Note 29. Subsequent Events (Unaudited), page F-59
4. We have considered your response to our prior comment 15 and continue to believe you should apply the guidance of Rule 3-14 of Regulation S-X to acquisitions or probable acquisitions of significant properties.

*   *   *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special Counsel, at (202) 551-3852 or the undersigned at (202) 551-3495 with any other questions.


Sincerely,



								Elaine Wolff
								Legal Branch Chief


cc:	Clifford Brandeis, Esq. (via facsimile)
C. Michael Kojaian
Grubb & Ellis Company
October 11, 2007
Page 1